SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934

(Amendment No. 1)

HomeFed Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of class of securities)

436919104
(CUSIP number)

Joseph S. Steinberg c/o Jefferies Financial Group Inc. 520 Madison Avenue New York, New York 10022
(Name, address and telephone number of person authorized to receive notices and communications)

February 22, 2019
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 436919 10 4	13D

1	NAME OF REPORTING PERSON:
Joseph S. Steinberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
686,551 (see Item 5)

	8	SHARED VOTING POWER:
92,811 (see Item 5)

	9	SOLE DISPOSITIVE POWER:
686,551 (see Item 5)

	10	SHARED DISPOSITIVE POWER:
92,811 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
779,362 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
5.0% (see Item 5)

14	TYPE OF REPORTING PERSON:
IN

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D first filed with the Securities and Exchange Commission on February 28, 2014, as amended (the “Schedule 13D”), and is filed by Joseph S. Steinberg (the “Reporting Person”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of HomeFed Corporation (the “Company”).  Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is supplemented as follows:

The business address of the Reporting Person is c/o Jefferies Financial Group Inc. (“Jefferies”), 520 Madison Avenue, New York, New York 10022.  The Reporting Person’s principal occupation is Chairman of the Board of Jefferies.  The principal business of Jefferies is as a diversified financial services company engaged in investment banking and capital markets, asset management and direct investing.

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

As previously disclosed by Jefferies in a Schedule 13D filed with the SEC on February 20, 2019 (the “Jefferies 13D”), Jefferies is proposing to acquire all of the outstanding shares of Common Stock not already owned by Jefferies in a transaction that would entail Jefferies issuing two shares of Jefferies common stock for each share of Common Stock to be acquired by Jefferies.  According to the Jefferies 13D, Jefferies is currently the beneficial owner of approximately 70.1% of the Common Stock outstanding.  Further, according to the Jefferies 13D, the proposed transaction will be considered by a Special Committee of the Company’s Board of Directors, comprised of independent directors of the Company’s Board, whose affirmative recommendation to the Company’s Board of Directors will be required under the stockholders agreement between the Company and Jefferies for any proposed transaction to proceed, in addition to other corporate, legal and regulatory approvals.

The Reporting Person has indicated to Jefferies that he would be supportive of the proposed transaction.

Item 5.	Interest in Securities of the Issuer.

Item 5 is supplemented as follows:

(a)-(b)         The responses of the Reporting Person to Row (7) through (13) of the cover page of this Amendment No. 1, as of February 22, 2019, are incorporated herein by reference.

As of February 22, 2019, the Reporting Person is the beneficial owner of 779,362 shares of Common Stock, including (i) 5,000 shares of Common Stock that may be acquired from the Company upon the exercise of stock options, (ii) 3,486 shares of Common Stock beneficially owned by the Reporting Person’s wife as to which the Reporting Person may be deemed to be the beneficial owner, and (iii) 89,325 shares of Common Stock owned by trusts for the benefit of the Reporting Person’s children. The foregoing does not include 42,381 shares of the Common Stock held by a charitable trust as to which the Reporting Person and his wife are trustees and as to which the Reporting Person disclaims beneficial ownership.  The Reporting Person’s beneficial ownership as of February 22, 2019, represents approximately 5.0% of the Common Stock outstanding (based on (i) 15,477,746 shares outstanding on October 26, 2018, as disclosed in the Company’s Form 10-Q filed with the SEC on November 8, 2018, plus (ii) 5,000 shares underlying the options held by the Reporting Person).

(c)               The Reporting Person has not effected any transaction in Common Stock in the 60 days prior to filing this Amendment No. 1.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Amendment No. 1 is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2019

/s/ Joseph S. Steinberg
Joseph S. Steinberg